

December 5, 2013

Via E-Mail
Ciro M. DeFalco
Senior Vice President and Chief Financial Officer
Navigators Group, Inc.
400 Atlantic Street
Stamford, CT 06901

> **Re: Navigators Group, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed**
> **File No. 000-15886**

Dear Mr. DeFalco:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Part IV
Item 15. Exhibits, Financial Statement Schedules

> Please file the December 9, 2010 employment agreement with Mr. Coward as an exhibit to your next annual report on Form 10-K, as required by Item 601(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Amy Reischauer at (202) 551-3793 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director